Prudential Investments LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
October 1, 2014
The Board of Directors
Prudential Investment Portfolios, Inc.
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
Re:	Prudential Conservative Allocation Fund Prudential Moderate Allocation Fund Prudential Growth Allocation Fund
To the Board of Directors:
Prudential Investments LLC has contractually agreed, through January 31, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.50% of each Fund's average daily net assets.
Very truly yours,
PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President